UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                                     BASF AG
                       ----------------------------------
                                (Name of issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of class of securities)

                                    055262505
                       ----------------------------------
                                 (CUSIP number)

                                  June 7, 2000
                       ----------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this schedule is filed:

                                 /_/ Rule 13d-1 (b)
                                 /x/ Rule 13d-1 (c)
                                 /_/ Rule 13d-1 (d)

-----------------------                                 ------------------------
CUSIP No. 055262505                     13G                    Page 2 of 6 Pages
-----------------------                                 ------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                                     0
OWNED BY                     ------ --------------------------------------------
EACH REPORTING                      SHARED VOTING POWER
PERSON WITH                  6      34,828,115
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      38,225,861
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         38,225,861
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.2%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  BASF AG (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is BASF AG, Carl-Bosch-Strasse 38, 67056, Ludwigshafen, Germany.


Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is ordinary shares, which also may include securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a)    |_|  Broker or dealer registered under section 15 of the
                             Act;

                 (b)    |_|  Bank as defined in section 3(a)(6) of the Act;

                 (c)    |_|  Insurance Company as defined in section 3(a)(19) of
                             the Act;

                 (d)    |_|  Investment Company registered  under  section 8 of
                             the Investment Company Act of 1940;

                 (e)    |_|  An investment adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E);

                 (f)    |_|  An  employee  benefit  plan,  or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    |_|  A  parent  holding  company  or  control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    |_|  A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                 (i)    |_|  A    church   plan  that  is  excluded   from   the
                             definition of an  investment  company under section
                             3(c)(14) of the Investment Company Act of 1940;

                 (j)    |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.          Ownership.

                 (a)     Amount beneficially owned:

                           The Reporting  Person owns the amount of the Ordinary
                 Shares as set forth on the cover page.

                 (b)      Percent of class:

                           The  Reporting  Person  owns  the  percentage  of the
                 Ordinary Shares as set forth on the cover page.

                 (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:

                                The Reporting  Person has the sole power to vote
                           or direct the vote of the Ordinary Shares as set forth on the cover page.

                           (ii)  shared power to vote or to direct the vote:

                                The  Reporting  Person has the  shared  power to
                           vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                The  Reporting  Person  has the  sole  power  to
                           dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                The  Reporting  Person has the  shared  power to
                           dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.          Ownership  of  More  than  Five  Percent  on Behalf of Another
                 Person.

               Investment management clients of the Reporting Person and the Reporting Person's subsidiaries have the ultimate right to dividends from Ordinary Shares held on their behalf and the proceeds from the sale of Ordinary Shares held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               The following are subsidiaries of the Reporting Person which hold Ordinary Shares included in the figures on the cover pages: Eigenhandel, VV, Deutsche Bank AG London, Morgan Grenfell & Co. Limited, Deutsche Asset Management Group Limited, Deutsche Asset Management Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Nissay Deutsche Asset Management Limited, Deutsche Asset Management Investmentgesellschaft mbH, Deutsche Asset Management International GmbH, Deutsche Asset Management Europe GmbH, Deutsche Gesellschaft fur Wertpapiersparen mbH, Deutsche Vermogensbildungsgesellschaft mbh, DWS (Austria) Investmentgesellschaft mbH, Finanza & Futuro S.p.A., Deutsche Asset Management Schweiz AG, Zurich, DWS Investment Management S.A. Luxemburg, Deutsche Funds Management Limited, Sydney, Deutsche Asset Management (Japan) Limited, DB Gestion Sociedad Gestora de Institucionez de Inversion Colectiva, Sociedad Anonima, Deutsche Trust Bank Limited, Deutsche Bank International Ltd., Versicherungsholding der Deutschen Bank AG, Deutsche Herold Lebensversicherungs-AG der Deutschen Bank, Deutsche Bank Luxemburg S.A., DS Portugal, Deutsche Bank (Suisse) S.A., and Deutsche Bank Spa, Milano.

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10. Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 2000



                                               DEUTSCHE BANK AG



                                               By: /s/ Dieter Eisele
                                                   -----------------------------
                                                   Name:  Dr. Dieter Eisele
                                                   Title: Global Head of
                                                          Compliance



                                               By: /s/ Rainer Grimberg
                                                   -----------------------------
                                                   Name:  Dr. Rainer Grimberg
                                                   Title: Director